Free Writing Prospectus (to the Preliminary Prospectus Supplement dated September 11, 2018, and Prospectus dated June 19, 2018)	Filed Pursuant to Rule 433 Registration Statement No. 333-225726 Pricing Term Sheet

POPULAR, INC.

Pricing Term Sheet

$300,000,000 6.125% Senior Notes due 2023

Issuer:	Popular, Inc. (the “Company”)

Expected Ratings*:	B2 (Stable)/BB- (Negative)/BB- (Stable) (Moody’s/S&P/Fitch)

Trade Date:	September 11, 2018

Settlement Date:	September 14, 2018 (T+3)

Principal Amount:	$300,000,000

Stated Maturity Date:	September 14, 2023

Coupon:	6.125% per annum

Benchmark Treasury:	2.750% due August 31, 2023

Issue Price (Price to Public):	100% of principal amount

Yield to Maturity:	6.125%

Payment Frequency:	Semi-Annually

Interest Payment Dates:	March 14 and September 14 of each year, beginning on March 14, 2019

Optional Redemption:	Prior to August 14, 2023 (the “Early Call Date”), the notes will be redeemable at the Company’s option, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due after the related redemption date and on or prior to the Early Call Date (exclusive of any interest accrued to such redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date. If the Company redeems the notes on or after August 14, 2023, the notes will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be so redeemed, plus accrued and unpaid interest to the redemption date. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	733174 AK2 / US733174AK28

Joint Bookrunning Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:

BTIG, LLC

Citigroup Global Markets Inc.

Compass Point Research & Trading, LLC

Credit Suisse Securities (USA) LLC

Keefe, Bruyette & Woods, Inc.

Nomura Securities International, Inc.

Piper Jaffray & Co.

Popular Securities LLC

RBC Capital Markets, LLC

Sandler O’Neill & Partners, L.P.

UBS Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated September 11, 2018 for this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Barclays Capital Inc. at (888) 603-5847, Goldman Sachs & Co. LLC at (866) 471-2526 and Morgan Stanley & Co. LLC at (866) 718-1649.